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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004
                           COMMISSION FILE No. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

         Form 20-F                          Form 40-F          X
                    -------------                        --------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                      No           X
                   -------------                         --------------
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                                        I

The documents listed below in this Section and filed as Exhibits 1 to 4 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference in Post-Effective Amendment No. 1 on Form F-9 to Registration Statement (Reg. No. 333-101140) on Form F-10 under the Securities Act of 1933, as amended.

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2004.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2004 (included in the registrant's First Quarter 2004 Quarterly Report).

3    Schedule of earnings coverage calculations at March 31, 2004.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's First Quarter 2004 Quarterly Report.

                                       II

The document listed below in this Section and in the Exhibit Index to this Form 6-K is hereby filed with the Securities and Exchange Commission.

5    Comfort letter of KPMG LLP dated April 28, 2004.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 TRANSCANADA PIPELINES LIMITED


                                 By:         /s/ Russell K. Girling
                                      ------------------------------------------
                                      Russell K. Girling
                                      Executive Vice-President, Corporate
                                      Development and Chief Financial Officer




                                 By:         /s/ Lee G. Hobbs
                                      ------------------------------------------
                                      Lee G. Hobbs
                                      Vice-President and Controller

April 28, 2004
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                                  EXHIBIT INDEX

1 Management's Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended March 31, 2004.

2 Consolidated comparative interim unaudited financial statements of the registrant for the period ended March 31, 2004 (included in the registrant's First Quarter 2004 Quarterly Report).

3    Schedule of earnings coverage calculations at March 31, 2004.

4 U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant's First Quarter 2004 Quarterly Report.

5    Comfort letter of KPMG LLP dated April 28, 2004.

6 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

7 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

8 Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

9 Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.